SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 1, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “Smart Receives Offers From Piltel Creditors Representing 68.4% of Piltel’s Outstanding Restructured Debt”.

Security Code # CM-040

June 1, 2004

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

PSE Center, Exchange Road

Ortigas Center, Pasig City

Attention: Atty. Ma. Pamela Quizon-Labayan

Officer-in-Charge, Disclosure Department

Gentlemen:

In accordance with Sections 17.1 (b) and 17.3 of the Securities Regulation Code, enclosed is a copy of a Current Report with a press release attached thereto entitled “Smart Receives Offers From Piltel Creditors Representing 68.4% Of Piltel’s Outstanding Restructured Debt”.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

ANABELLE L. CHUA

Treasurer and Senior Vice President

June 1, 2004

Securities & Exchange Commission

Corporate Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code, we are submitting herewith five (5) copies of a Current Report with a press release attached thereto entitled “Smart Receives Offers From Piltel Creditors Representing 68.4% Of Piltel’s Outstanding Restructured Debt”.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

ANABELLE L. CHUA

Treasurer and Senior Vice President

SEC Number PW-55

File Number _______

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Company’s Full Name)

10th Floor, PLDT Tower I, Ayala Avenue, Makati City

(Company’s Address)

814-3664_______________

(Telephone Number)

_________________N.A._________________

(Fiscal Year Ending

(month & day)

CURRENT REPORT UNDER SECTION 17 OF THE

SECURITIES REGULATION CODE_________

(Form Type)

___________________N.A._________________

Amendment Designation (If applicable)

___________________N.A._________________

Period Ended Date

___________________N.A._________________

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1. June 1, 2004 ________________________

Date of Report (Date of earliest event reported)

2. SEC Identification Number _PW-55 _ 3. BIR Tax Identification No. __000-488-793

4. Philippine Long Distance Telephone Company _________________________

Exact name of registrant as specified in its charter

5. Philippines ___________________________ 6. (SEC Use Only)

Province, country or other jurisdiction or Industry Classification Code:

Incorporation

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City________ _____1200

Address of principal office Postal Code

8. (632) 814-3664 _____________________________________________________

Registrant’s telephone number, including area code

9. Not Applicable________________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

_______________________________________________________________________

_______________________________________________________________________

_______________________________________________________________________

Enclosed is a copy of a press release entitled “Smart Receives Offers From Piltel Creditors Representing 68.4% Of Piltel’s Outstanding Restructured Debt”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

ANABELLE L. CHUA

Treasurer and Senior Vice President

Date : 1 June 2004

Distribution Copies: 5 copies - Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

SMART RECEIVES OFFERS FROM PILTEL CREDITORS REPRESENTING 68.4% OF PILTEL’S OUTSTANDING RESTRUCTURED DEBT

Manila, Philippines, June 1, 2004 – Smart Communications, Inc (“Smart”), a wholly-owned subsidiary of Philippine Long Distance Telephone Company (“PLDT”) (PSE:TEL) (NYSE:PHI), announced today that in response to its invitations to creditors of Pilipino Telephone Corporation (“Piltel”) to sell their Piltel debt, Smart had received, as of the close of business on May 31st, 2004, offers from Piltel creditors representing approximately 68.4% in aggregate of the outstanding restructured Piltel debt. All minimum thresholds in respect of individual facilities were met, other than that set for Piltel’s bonds (Conversion Notes).

Given the high acceptance level from Piltel’s creditors, Smart would still be able to proceed with the transaction. Smart has a period of 90 days from the end of the offer period in which to determine if it will proceed with, and then close, the transaction. If Smart does elect to proceed with the debt exchange, it would hope to close the transaction by the end of July 2004.

However, as the 75% aggregate threshold has not been met, Smart will need to review the matter with the Board of Directors of both PLDT and Smart. PLDT’s next Board meeting is scheduled for June 8th, 2004 and, until then, Smart is prepared to entertain any further offers for Piltel’s debt on the same economic terms.

###

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: June 1, 2004